MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED

2007 APR 18 A 8:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 April 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

07022633

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10th of April 2007, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Enclosures

dlw 4/19

part of MY TRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

J:Grpsec-15-07-0801-001-SEC-3-070411

MYTGrouplet0001

RECEIVED

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

2007 APR 18 A 9:03

OFFICE OF INTERNATIONAL

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii
MyTravel Group plc

2. Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation iii**:**
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.)iv :
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
4 April 2007

6. Date on which issuer notified:
5 April 2007

7. Threshold(s) that is/are crossed or reached:
From 9% to 8% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction vi	
	Number of shares	Number of voting Rights viii
Ord GBP 0.30	41,933,725	41,933,725

Resulting situation after the triggering transaction [vii]

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights [ix]		% of voting rights	
	Direct	Direct*	Indirect[xi]	Direct	Indirect
	41,542,662	41,542,662		8.97%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
41,542,662	8.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Legal & General Group Plc (Direct and Indirect) (Group) (46,613,520 – 10.06% = Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (46,613,520 – 10.06% = Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (46,613,520 – 10.06% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (41,542,662 = 8.97% LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (14,821,686 – 3.20% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGAS & LGPL) (26,720,976 – 5.76% = LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC) (14,821,686 – 3.20% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (26,720,976 – 5.76% = LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using total voting rights figure of 463,119,652

14. Contact name:
Helen Tasker

15. Contact telephone number:
0207 528 6818

Name and signature of authorised company official responsible for making this notification:
Mike Vaux, Assistant Company Secretary

Date of notification – 10 April 2007

END